1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July 2015

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date	July 10 2015	By	/s/ Zhang Baocai
		Name:	Zhang Baocai
		Title:	Director and Company Secretary

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

ANNOUNCEMENT ON UNDERTAKING BY CONTROLLING SHAREHOLDER AND THE PLAN TO INCREASE SHAREHOLDING IN THE COMPANY BY DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

This announcement is made pursuant to Part XIVA of the Securities and Futures Ordinance and Rules 13.09(2)(a) and 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

On 10 July 2015, Yanzhou Coal Mining Company Limited (the “Company”) received a notification from Yankuang Group Corporation Limited (“Yankuang Group”), the controlling shareholder of the Company, in relation to its undertaking and a notification from the directors, supervisors and senior management of the Company in relation to their plan to increase shareholding in the Company. The relevant details are as follows:

1.	Undertaking by controlling shareholder not to reduce its shareholding

Yankuang Group (currently holding directly and indirectly approximately 56.52% of the total issued share capital of the Company) undertakes not to reduce its shareholding in the Company for a period of 6 months following and including the date of this announcement.

2.	Increase of shareholding by directors, supervisors and senior management

Directors, supervisors and senior management of the Company (except independent directors of the Company) plan to increase their shareholding in A shares of the Company through the securities trading system on the Shanghai Stock Exchange in the near future.

The abovementioned plan to increase shareholding will only be implemented if the laws and regulations in the People’s Republic of China (“PRC”) such as the PRC Company Law and the PRC Securities Law, and the relevant requirements under the applicable laws and regulations in the jurisdictions which the Company is listed are complied with. The abovementioned plan to increase shareholding will not affect the listing status of the Company.

Directors, supervisors and senior management of the Company undertake not to reduce their respective shareholding in the Company during the period of such increase and the 6 months thereafter.

The Company will continue to monitor the situations of the increase of shareholding by the directors, supervisors and senior management of the Company and make timely disclosure in accordance with the relevant requirements under the applicable laws and regulations in the jurisdictions which the Company is listed.

3.	Repurchase of H shares

Reference is made to the “Notice of 2014 Annual General Meeting”, “Notice of 2015 First Class Meeting of the Holders of A Shares” and “Notice of 2015 First Class Meeting of the Holders of H Shares” dated 27 March 2015, the circular of the Company dated 2 April 2015 (the “Circular”) and the announcement in relation to the resolutions passed at the 2014 annual general meeting and the announcement in relation to the resolutions passed at the 2015 first class meeting dated 22 May 2015, in relation to, among other things, the granting of a mandate to the board of directors of the Company to repurchase H shares of the Company not exceeding 10% of the aggregate nominal value of H shares of the Company in issue as at the date of passing of the resolutions (“H Shares Repurchase General Mandate”). Provided that the capital needs for production and operation of the Company are met and the requirements and conditions as set out in the Circular in relation to the repurchase are satisfied, the Company will exercise the H Shares Repurchase General Mandate at appropriate times according to market conditions.

4.	Information exchange platform

The Company will actively utilise a variety of information exchange platforms to keep investors abreast of the Company’s production and operation while ensuring the relevant inside information and disclosure requirements are being met. The Company would like to take this opportunity to thank the investors for their continuous interests and support in the Company.

By order of the board of directors Yanzhou Coal Mining Company Limited Li Xiyong Chairman of the Board

Zoucheng City, Shandong Province, the PRC

10 July 2015

As at the date of this announcement, the directors of the Company are Mr. Li Xiyong, Mr. Yin Mingde, Mr. Wu Yuxiang, Mr. Zhang Baocai, Mr. Wu Xiangqian and Mr. Jiang Qingquan, and the independent non-executive directors of the Company are Mr. Wang Lijie, Mr. Jia Shaohua, Mr. Wang Xiaojun and Mr. Xue Youzhi.

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director and Company Secretary

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC

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